                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMISSION FILE NUMBER 1-14337



                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN
                   ------------------------------------------
                            (Full title of the Plan)

                               PENTON MEDIA, INC.
                               ------------------
          (Name of Issuer of the Securities Held Pursuant to the Plan)


                   1100 Superior Avenue, Cleveland, Ohio 44114
                   -------------------------------------------
                (Address of Issuer's Principal Executive Office)

                               PENTON MEDIA, INC.
                               ------------------
                               INDEX TO FORM 11-K
                               ------------------

                                                                      Page

(a)  Financial Statements - financial statements                      3-15
     required to be filed are listed in the
     Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)  Signatures                                                         16

(c)  Exhibit:

     Number               Description
     ------               -----------

       23                 Consent of Independent Accountants            17

    PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

    FINANCIAL STATEMENTS
    AND SUPPLEMENTAL SCHEDULE

    DECEMBER 31, 1999 AND
    FOR THE FOUR MONTHS ENDED DECEMBER 31, 1998

                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                                             Page
                                                                                             ----
Report of Independent Accountants                                                               5

Financial Statements:
    Statement of Net Assets Available for Plan Benefits, with Fund Information
       at December 31, 1999 and 1998                                                          6-7

    Statement of Changes in Net Assets Available for Plan Benefits, with Fund
       Information for the year ended December 31, 1999 and for the four months               8-9
       ended December 31,1998


    Notes to Financial Statements                                                           10-14


Supplemental Schedule required by ERISA: *
    Schedule of Assets Held for Investment Purposes at December 31, 1999                       15







* Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA (Employee Retirement Income Security Act of 1974) have been omitted because the conditions under which they are required are not present.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Penton Media, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits, with fund information and the related statements of changes in net assets available for plan benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Penton Media, Inc. Retirement Savings Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and for the four months ended December 31, 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
Pricewaterhouse Coopers LLP

Cleveland, Ohio
June 27, 2000

                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                              AT DECEMBER 31, 1999

                                                                         Participant Directed
                                      -------------------------------------------------------------------------------------------

                                        Fidelity
                                       Retirement                                 Fidelity
                                       Government          Fidelity                Growth           Fidelity
                                      Money Market         Managed                & Income         Aggressive       Fidelity
                                       Portfolio      Income Portfolio           Portfolio        Growth Fund     Magellan Fund
                                      -----------     ----------------           ---------        -----------     -------------
  ASSETS

Investments, at fair value            $10,948,397        $ 2,672,856              $13,603,078      $ 9,096,105     $21,953,977
Participants' loans                             -                  -                        -                -               -
                                      -----------        -----------              -----------      -----------     -----------


       Total Investments               10,948,397          2,672,856               13,603,078        9,096,105      21,953,977

Contributions Receivables:
    Employer's Contributions                  964                384                    1,467            3,318           2,636
                                      -----------        -----------              -----------      -----------     -----------
Net assets available for benefits     $10,949,361        $ 2,673,240              $13,604,545      $ 9,099,423     $21,956,613
                                      ===========        ===========              ===========      ===========     ===========





                                                                         Participant Directed
                                      -------------------------------------------------------------------------------------------


                                                            Fidelity
                                                           Diversified         Pittway
                                         Spartan 500      International      Corporation      AptarGroup, Inc.     Penton Media
                                         Index Fund           Fund            Stock Fund        Stock Fund        Inc. Stock Fund
                                         ------------     -------------      -----------      ----------------    ---------------
  ASSETS

Investments, at fair value               $ 2,472,053       $ 1,959,333        $12,561,840        $ 286,289          $ 6,842,115
Participants' loans                                -                 -                  -                -                    -
                                         -----------       -----------        -----------        ---------          -----------


       Total Investments                   2,472,053         1,959,333         12,561,840          286,289            6,842,115

Contributions Receivables:
    Employer's Contributions                   1,687               731                  -                -                  606
                                         -----------       -----------        -----------        ---------          -----------
Net assets available for benefits        $ 2,473,740       $ 1,960,064        $12,561,840        $ 286,289          $ 6,842,721
                                         ===========       ===========        ===========        =========          ===========






                                               Participant Directed
                                          -----------------------------





                                            Loan Fund       Total
                                            ---------       -----
  ASSETS

Investments, at fair value                $         -      $82,396,043
Participants' loans                         1,464,073        1,464,073
                                          -----------      -----------


       Total Investments                    1,464,073       83,860,116

Contributions Receivables:
    Employer's Contributions                        -           11,793
                                          -----------      -----------
Net assets available for benefits         $ 1,464,073      $83,871,909
                                          ===========      ===========




The accompanying notes to the financial statements are an integral part of this statement

                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                              AT DECEMBER 31, 1998

                                                                        Participant Directed
                                                 ----------------------------------------------------------------------
                                                      Fidelity
                                                     Retirement                                     Fidelity
                                                     Government              Fidelity                Growth
                                                     Money Market             Managed               & Income
                                                      Portfolio           Income Portfolio          Portfolio
                                                 ------------------     -------------------     ------------------


  ASSETS

Investments, at fair value                             $ 9,171,367             $ 1,766,425            $13,833,696
Participants' loans                                              -                       -                      -
                                                 ------------------     -------------------     ------------------
       Total investments                                 9,171,367               1,766,425             13,833,696

Contributions Receivable:
    Participants' contributions                             12,823                   1,207                  9,777
    Employer's contributions                                 5,154                     477                  3,638
                                                 ------------------     -------------------     ------------------
       Total contributions receivables                      17,977                   1,684                 13,415
                                                 ------------------     -------------------     ------------------
Net assets available for benefits                      $ 9,189,344             $ 1,768,109            $13,847,111
                                                 ==================     ===================     ==================





                                                                      Participant Directed
                                                 ----------------------------------------------------------------------


                                                       Fidelity
                                                       Emerging               Fidelity            Spartan Market
                                                      Growth Fund           Magellan Fund           Index Fund
                                                 -------------------     -------------------     ------------------


  ASSETS

Investments, at fair value                              $ 2,419,608             $17,593,988            $ 1,704,552
Participants' loans                                               -                       -                      -
                                                 -------------------     -------------------     ------------------
       Total investments                                  2,419,608              17,593,988              1,704,552

Contributions Receivable:
    Participants' contributions                               1,080                  10,430                    980
    Employer's contributions                                    427                   3,902                    344
                                                 -------------------     -------------------     ------------------
       Total contributions receivables                        1,507                  14,332                  1,324
                                                 -------------------     -------------------     ------------------
Net assets available for benefits                       $ 2,421,115             $17,608,320            $ 1,705,876
                                                 ===================     ===================     ==================








                                                                            Participant Directed
                                                 ---------------------------------------------------------------------

                                                      Fidelity
                                                    Diversified                Pittway
                                                   International             Corporation          AptarGroup, Inc.
                                                       Fund                  Stock Fund             Stock Fund
                                                 -------------------     -------------------     ------------------


  ASSETS

Investments, at fair value                              $ 1,243,745             $12,913,686              $ 482,471
Participants' loans                                               -                       -                      -
                                                 -------------------     -------------------     ------------------
       Total investments                                  1,243,745              12,913,686                482,471

Contributions Receivable:
    Participants' contributions                                 802                       -                      -
    Employer's contributions                                    247                       -                      -
                                                 -------------------     -------------------     ------------------
       Total contributions receivables                        1,049                       -                      -
                                                 -------------------     -------------------     ------------------
Net assets available for benefits                       $ 1,244,794             $12,913,686              $ 482,471
                                                 ===================     ===================     ==================






                                                                     Participant Directed
                                                 ------------------------------------------------------------------
                                                   Penton Media
                                                 Inc. Stock Fund              Loan Fund                Total
                                                 -------------------     ------------------     -------------------


  ASSETS

Investments, at fair value                              $ 3,971,674                    $ -             $65,101,212
Participants' loans                                               -              1,402,848               1,402,848
                                                 -------------------     ------------------     -------------------
       Total investments                                  3,971,674              1,402,848              66,504,060

Contributions Receivable:
    Participants' contributions                                 803                      -                  37,902
    Employer's contributions                                    327                      -                  14,516
                                                 -------------------     ------------------     -------------------
       Total contributions receivables                        1,130                      -                  52,418
                                                 -------------------     ------------------     -------------------
Net assets available for benefits                       $ 3,972,804            $ 1,402,848             $66,556,478
                                                 ===================     ==================     ===================


The accompanying notes to financial statements are an integral part of this statement



                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                    Participant Directed
                                                              -------------------------------------------------------------------
                                                                  Fidelity
                                                                 Retirement                                      Fidelity
                                                                 Government                Fidelity               Growth
                                                                Money Market               Managed               & Income
                                                                  Portfolio            Income Portfolio          Portfolio
                                                              ------------------     -------------------      ------------------
Additions To Net Assets:
    Investment Income:
        Net appreciation (depreciation) in fair
           value of investments                               $                -      $                -      $          417,021
        Interest and dividends                                           516,268                 114,242                 957,582
                                                              -------------------     -------------------     -------------------
                                                                         516,268                 114,242               1,374,603

    Contributions:
        Participant contributions                                      1,192,705                 225,282               1,497,568
        Employer's contributions                                         350,170                  63,409                 400,252
                                                              -------------------     -------------------     -------------------
                                                                       1,542,875                 288,691               1,897,820

    Transfers in (Note 1)                                                      -                  34,642                 224,125

                                                              -------------------     -------------------     -------------------
           Total additions                                             2,059,143                 437,575               3,496,548

Deductions From Net Assets:
    Benefit payments to participants                                  (1,243,308)               (446,564)             (1,312,699)
    Net interfund transfers                                            1,256,864                 966,223              (2,105,995)
    Administrative fees and misc                                          (3,534)                   (222)                 (2,000)
                                                              -------------------     -------------------     -------------------
           Total deductions                                               10,022                 519,437              (3,420,694)

Participant loans                                                       (309,148)                (51,881)               (318,420)
                                                              -------------------     -------------------     -------------------

           Net increase (decrease)                                     1,760,017                 905,131                (242,566)

Net Assets Available For Benefits:
        Beginning of year                                              9,189,344               1,768,109              13,847,111
                                                              -------------------     -------------------     -------------------
        End of year                                           $       10,949,361      $        2,673,240      $       13,604,545
                                                              ===================     ===================     ===================




                                                                                  Participant Directed
                                                            -------------------------------------------------------------------


                                                                Fidelity
                                                                Aggressive             Fidelity               Spartan 500
                                                               Growth Fund           Magellan Fund             Index Fund
                                                            ------------------     -------------------      ------------------
Additions To Net Assets:
    Investment Income:
        Net appreciation (depreciation) in fair
           value of investments                             $        3,249,834      $        2,420,911      $          352,960
        Interest and dividends                                         479,120               1,830,080                  44,605
                                                            -------------------     -------------------     -------------------
                                                                     3,728,954               4,250,991                 397,565

    Contributions:
        Participant contributions                                      838,561               1,961,698                 606,464
        Employer's contributions                                       193,241                 431,472                 132,029
                                                            -------------------     -------------------     -------------------
                                                                     1,031,802               2,393,170                 738,493

    Transfers in (Note 1)                                              590,972                 732,366                       -

                                                            -------------------     -------------------     -------------------
           Total additions                                           5,351,728               7,376,527               1,136,058

Deductions From Net Assets:
    Benefit payments to participants                                  (340,684)             (2,330,381)               (256,576)
    Net interfund transfers                                          1,730,225                (446,502)                (84,049)
    Administrative fees and misc                                          (665)                 (4,126)                   (515)
                                                            -------------------     -------------------     -------------------
           Total deductions                                          1,388,876              (2,781,009)               (341,140)

Participant loans                                                      (62,296)               (247,225)                (27,054)
                                                            -------------------     -------------------     -------------------

           Net increase (decrease)                                   6,678,308               4,348,293                 767,864

Net Assets Available For Benefits:
        Beginning of year                                            2,421,115              17,608,320               1,705,876
                                                            -------------------     -------------------     -------------------
        End of year                                         $        9,099,423      $       21,956,613      $        2,473,740
                                                            ===================     ===================     ===================





                                                                                   Participant Directed
                                                             --------------------------------------------------------------------
                                                                 Fidelity
                                                                Diversified                Pittway
                                                                International             Corporation          AptarGroup, Inc.
                                                                    Fund                  Stock Fund             Stock Fund
                                                             -------------------     -------------------      ------------------
Additions To Net Assets:
    Investment Income:
        Net appreciation (depreciation) in fair
           value of investments                              $           583,091      $        2,819,129      $          (39,891)
        Interest and dividends                                            70,698                       1                       -
                                                             --------------------     -------------------     -------------------
                                                                         653,789               2,819,130                 (39,891)

    Contributions:
        Participant contributions                                        272,032                       -                       -
        Employer's contributions                                          66,448                       -                       -
                                                             --------------------     -------------------     -------------------
                                                                         338,480                       -                       -

    Transfers in (Note 1)                                                 51,240                 145,782                       -

                                                             --------------------     -------------------     -------------------
           Total additions                                             1,043,509               2,964,912                 (39,891)

Deductions From Net Assets:
    Benefit payments to participants                                    (205,922)               (922,256)               (126,963)
    Net interfund transfers                                             (121,000)             (2,393,118)                (29,251)
    Administrative fees and misc                                            (155)                 (1,384)                    (77)
                                                             --------------------     -------------------     -------------------
           Total deductions                                             (327,077)             (3,316,758)               (156,291)

Participant loans                                                         (1,162)                      -                       -
                                                             --------------------     -------------------     -------------------

           Net increase (decrease)                                       715,270                (351,846)               (196,182)

Net Assets Available For Benefits:
        Beginning of year                                              1,244,794              12,913,686                 482,471
                                                             --------------------     -------------------     -------------------
        End of year                                          $         1,960,064      $       12,561,840      $          286,289
                                                             ====================     ===================     ===================





                                                                               Participant Directed
                                                         ---------------------------------------------------------------------
                                                           Penton Media
                                                         Inc. Stock Fund              Loan Fund                 Total
                                                         -------------------      ------------------      -------------------
Additions To Net Assets:
    Investment Income:
        Net appreciation (depreciation) in fair
           value of investments                           $        1,193,806      $                -      $          10,996,861
        Interest and dividends                                        28,266                       -                  4,040,862
                                                          -------------------     -------------------     ----------------------
                                                                   1,222,072                       -                 15,037,723

    Contributions:
        Participant contributions                                    495,085                (796,260)                 6,293,135
        Employer's contributions                                     135,656                       -                  1,772,677
                                                          -------------------     -------------------     ----------------------
                                                                     630,741                (796,260)                 8,065,812

    Transfers in (Note 1)                                             48,249                  14,258                  1,841,634

                                                          -------------------     -------------------     ----------------------
           Total additions                                         1,901,062                (782,002)                24,945,169

Deductions From Net Assets:
    Benefit payments to participants                                (256,801)               (174,518)                (7,616,672)
    Net interfund transfers                                        1,226,603                       -                          -
    Administrative fees and misc                                        (947)                    559                    (13,066)
                                                          -------------------     -------------------     ----------------------
           Total deductions                                          968,855                (173,959)                (7,629,738)

Participant loans                                                          -               1,017,186                          -
                                                          -------------------     -------------------     ----------------------

           Net increase (decrease)                                 2,869,917                  61,225                 17,315,431

Net Assets Available For Benefits:
        Beginning of year                                          3,972,804               1,402,848                 66,556,478
                                                          -------------------     -------------------     ----------------------
        End of year                                       $        6,842,721      $        1,464,073      $          83,871,909
                                                          ===================     ===================     ======================


The accompanying notes to financial statements are an integral part of this statement


                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                   FOR THE FOUR MONTHS ENDED DECEMBER 31, 1998

>

                                                                                    Participant Directed
                                                              ------------------------------------------------------------------
                                                                  Fidelity
                                                                 Retirement                                      Fidelity
                                                                 Government                Fidelity               Growth
                                                                Money Market               Managed               & Income
                                                                  Portfolio            Income Portfolio          Portfolio
                                                              ------------------     -------------------     ------------------
Additions To Net Assets:
    Investment Income:
        Net appreciation (depreciation) in fair
           value of investments                                             $ -                    $ -             $ 2,376,593
        Interest and dividends                                          144,156                 29,851                 666,850
                                                             -------------------     ------------------     -------------------
                                                                        144,156                 29,851               3,043,443

    Contributions:
        Participant contributions                                       433,414                 49,111                 409,807
        Employer's contibutions                                         118,954                 14,834                 105,124
                                                             -------------------     ------------------     -------------------
                                                                        552,368                 63,945                 514,931

    Transfer from Pittway Corporation (Note 1)                        8,334,282              1,519,257              10,512,975
                                                             -------------------     ------------------     -------------------
           Total additions                                            9,030,806              1,613,053              14,071,349

Deductions From Net Assets:
    Benefit payments to participants                                    (71,468)               (51,058)                (93,230)
    Net interfund transfers                                             383,654                209,689                 (70,572)
                                                             -------------------     ------------------     -------------------
           Total deductions                                             312,186                158,631                (163,802)

Participant loans                                                      (153,648)                (3,575)                (60,436)
                                                             -------------------     ------------------     -------------------

           Net increase                                               9,189,344              1,768,109              13,847,111

Net Assets Available For Benefits:
        Beginning of period (at September 1, 1998)                            -                      -                       -
                                                             -------------------     ------------------     -------------------
        End of period (at December 31, 1998)                        $ 9,189,344            $ 1,768,109             $13,847,111
                                                             ===================     ==================     ===================





                                                                                    Participant Directed
                                                              --------------------------------------------------------------------


                                                                    Fidelity
                                                                    Emerging               Fidelity            Spartan Market
                                                                   Growth Fund           Magellan Fund           Index Fund
                                                              -------------------     -------------------     ------------------
Additions To Net Assets:
    Investment Income:
        Net appreciation (depreciation) in fair
           value of investments                                       $ 546,519             $ 4,126,203               $ 350,310
        Interest and dividends                                          142,440                 425,283                   8,930
                                                             -------------------     -------------------     -------------------
                                                                        688,959               4,551,486                 359,240

    Contributions:
        Participant contributions                                       111,313                 423,836                  88,633
        Employer's contibutions                                          32,909                 113,576                  25,084
                                                             -------------------     -------------------     -------------------
                                                                        144,222                 537,412                 113,717

    Transfer from Pittway Corporation (Note 1)                        1,571,013              12,996,236               1,170,111
                                                             -------------------     -------------------     -------------------
           Total additions                                            2,404,194              18,085,134               1,643,068

Deductions From Net Assets:
    Benefit payments to participants                                     (7,462)               (183,658)                 (2,948)
    Net interfund transfers                                              27,883                (207,600)                 72,756
                                                             -------------------     -------------------     -------------------
           Total deductions                                              20,421                (391,258)                 69,808

Participant loans                                                        (3,500)                (85,556)                 (7,000)
                                                             -------------------     -------------------     -------------------

           Net increase                                               2,421,115              17,608,320               1,705,876

Net Assets Available For Benefits:
        Beginning of period (at September 1, 1998)                            -                       -                       -
                                                             -------------------     -------------------     -------------------
        End of period (at December 31, 1998)                        $ 2,421,115             $17,608,320             $ 1,705,876
                                                             ===================     ===================     ===================




                                                                                    Participant Directed
                                                              -------------------------------------------------------------------
                                                                   Fidelity
                                                                 Diversified                Pittway
                                                                International             Corporation          AptarGroup, Inc.
                                                                     Fund                  Stock Fund             Stock Fund
                                                              -------------------     -------------------     ------------------
Additions To Net Assets:
    Investment Income:
        Net appreciation (depreciation) in fair
           value of investments                                       $ 106,082             $ 5,676,198                $ (7,228)
        Interest and dividends                                           47,199                  12,174                     711
                                                             -------------------     -------------------     -------------------
                                                                        153,281               5,688,372                  (6,517)

    Contributions:
        Participant contributions                                        48,076                       -                       -
        Employer's contibutions                                          14,792                       -                       -
                                                             -------------------     -------------------     -------------------
                                                                         62,868                       -                       -

    Transfer from Pittway Corporation (Note 1)                        1,077,304               7,608,814                 512,771
                                                             -------------------     -------------------     -------------------
           Total additions                                            1,293,453              13,297,186                 506,254

Deductions From Net Assets:
    Benefit payments to participants                                    (24,387)                (79,746)                   (588)
    Net interfund transfers                                             (24,272)               (303,754)                (23,195)
                                                             -------------------     -------------------     -------------------
           Total deductions                                             (48,659)               (383,500)                (23,783)

Participant loans                                                             -                       -                       -
                                                             -------------------     -------------------     -------------------

           Net increase                                               1,244,794              12,913,686                 482,471

Net Assets Available For Benefits:
        Beginning of period (at September 1, 1998)                            -                       -                       -
                                                             -------------------     -------------------     -------------------
        End of period (at December 31, 1998)                        $ 1,244,794             $12,913,686               $ 482,471
                                                             ===================     ===================     ===================





                                                                                    Participant Directed
                                                             ------------------------------------------------------------------
                                                               Penton Media
                                                              Inc. Stock Fund              Loan Fund                Total
                                                             -------------------     ------------------     -------------------
Additions To Net Assets:
    Investment Income:
        Net appreciation (depreciation) in fair
           value of investments                                    $ 1,374,675                     $ -            $14,549,352
        Interest and dividends                                           5,765                       -              1,483,359
                                                             ------------------     -------------------     ------------------
                                                                     1,380,440                       -             16,032,711

    Contributions:
        Participant contributions                                      140,519                (242,197)             1,462,512
        Employer's contibutions                                         19,120                       -                444,393
                                                             ------------------     -------------------     ------------------
                                                                       159,639                (242,197)             1,906,905

    Transfer from Pittway Corporation (Note 1)                       2,522,037               1,335,775             49,160,575
                                                             ------------------     -------------------     ------------------
           Total additions                                           4,062,116               1,093,578             67,100,191

Deductions From Net Assets:
    Benefit payments to participants                                   (24,723)                 (4,445)              (543,713)
    Net interfund transfers                                            (64,589)                      -                      -
                                                             ------------------     -------------------     ------------------
           Total deductions                                            (89,312)                 (4,445)              (543,713)

Participant loans                                                            -                 313,715                      -
                                                             ------------------     -------------------     ------------------

           Net increase                                              3,972,804               1,402,848             66,556,478

Net Assets Available For Benefits:
        Beginning of period (at September 1, 1998)                           -                       -                      -
                                                             ------------------     -------------------     ------------------
        End of period (at December 31, 1998)                       $ 3,972,804             $ 1,402,848            $66,556,478
                                                             ==================     ===================     ==================

The accompanying notes to financial statements are an integral part of this statement

                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION

      The following description of the Penton Media, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General
      -------
      Prior to August 7, 1998, Penton Media, Inc. ("Penton" or "Company") was a wholly owned subsidiary of Pittway Corporation ("Pittway"). Pittway distributed 100% of Penton's common stock on August 7, 1998, to Pittway's shareholders in a tax-free spinoff. On September 1, 1998, the Company adopted the Plan, a 401(k) defined contribution plan. Assets, in the amount of $49,160,575 and $231,007, and liabilities attributable to Penton employees in the Pittway Corporation Blue Chip and Profit Sharing Savings Plan were transferred to the Plan during 1998 and 1999, respectively.

      In November 1998, Penton acquired all of the outstanding shares of Mecklermedia Corporation which was renamed Internet World Media, Inc. ("Internet World Media"). On February 1, 1999 Internet World Media began participation in the Penton Plan. Effective December 31, 1999, the assets from the Mecklermedia Corporation 401(k) Plan valued at $1,610,627, were transferred to Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"), the trustee of the Plan.

      In May 1999, Penton acquired substantially all the assets of New Hope Communications, Inc. ("New Hope"). On July 1, 1999, New Hope began participation in the Penton Plan. The New Hope employees were given the option to either remain in the New Hope Communications, Inc. 401(k) Plan ("New Hope Plan") or transfer assets to the Penton Plan. Assets rolled over from the New Hope Plan are included in participant contributions.

      On November 30, 1999, Penton sold its Printing segment. Employees of the segment were given the option to stay in the Plan, transfer their balances to an IRA, transfer their balances to a new plan or receive a distribution.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All non-union employees of the Company become eligible to participate in the plan on the first day of the month that is at least 30 days after the date on which the employee begins employment with the Company.

      Contributions
      -------------
      Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Unless waived, 3% of an eligible employee's compensation will automatically be deducted and contributed to the Plan. The matching percentage contributed by the Company is determined by resolution of the Board of Directors of the Company, at their discretion. The Company contributes 50% percent of the first 6% percent of the contribution that the participant contributes to the Plan. Contributions are subject to certain limitations.

      The Plan also permits rollover contributions from other qualified retirement plans. Rollover contributions are included in participant contributions and amounted to $1,310,289 in 1999 and $196,922 in 1998.

      Participant accounts
      --------------------
      Fidelity maintains an individual account for each participant. This account is credited with participant contributions, employer matching contributions and Plan earnings, as allocated, based upon each participant's election. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


      Vesting
      -------
      Participants are immediately vested in both employee and the employer contributions, plus actual earnings thereon.

      Investment options
      ------------------
      Upon enrollment in the Plan, a participant may direct employee and matching employer contributions in whole percent increments in any of eight investment options held by Fidelity. Two of the investment options are no longer available for investment purposes as noted in the descriptions which follow. Northern Trust is the trustee for the following funds: Penton Media, Inc. Stock Fund, Pittway Corporation Stock Fund and the AptarGroup Inc. Stock Fund. Northern Trust reports all activity of these funds to Fidelity. Fidelity manages the following remaining funds:
      Retirement Government Money Market Portfolio, Managed Income Portfolio, Growth & Income Portfolio, Aggressive Growth Fund (known as Fidelity Emerging Growth Fund in 1998), Magellan Fund, Spartan 500 Index Fund (known as Spartan Market Index Fund in 1998) and the Diversified International Fund.

      Fidelity Retirement Government Money Market Portfolio is a money market mutual fund that invests in obligations, issued or guaranteed as to principal and interest by the U.S. Government.

      Fidelity Managed Income Portfolio is a stable value fund (common or collective trust). It invests primarily in high-quality, short and long term insurance company investment contracts (GICs), bank investment contracts (BICs), short term money market instruments and "synthetic" GICs (debt obligations issued by one institution and insured by another as to the payment of principal at maturity).

      Fidelity Growth & Income Portfolio is a growth and income mutual fund, which seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests primarily in U.S. and foreign stocks, focusing on those that pay dividends and show potential earnings growth. It may also invest in bonds.

      Fidelity Aggressive Growth Fund (known as Fidelity Emerging Growth Fund in 1998) is a growth mutual fund and invests primarily in stocks of small and medium size developing companies that have the potential to grow rapidly. Such stocks may be subject to abrupt or erratic price changes.

      Fidelity Magellan Fund is a growth mutual fund and seeks long-term capital appreciation by investing in the stocks of both well known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities held by the fund may include both foreign and domestic companies.

      Spartan 500 Index Fund (known as Spartan Market Index Fund in 1998) is a growth mutual fund and invests primarily in the stocks that are included in the Standard & Poor's Composite Index of 500 stocks and other securities that are based on the value of the index.

      Fidelity Diversified International Fund is a growth mutual fund that invests primarily in stocks of companies located outside of the U.S. that are included in the Morgan & Stanley EAFE Index (Europe, Australia, Far East Index). It seeks stocks of larger companies that are considered undervalued in their countries.

      AptarGroup, Inc. Stock Fund is a fund which, under a former plan, invested exclusively in shares of AptarGroup, Inc. stock. Any contributions or investment gains previously invested in the AptarGroup, Inc. Stock Fund, may, at the present time, remain invested in Aptar Stock. These contributions or investment gains may be reinvested in another fund. The AptarGroup, Inc. Stock Fund is no longer available as an investment option for future contributions.

                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


       Pittway Corporation Stock Fund is a fund which, under a former plan, invested exclusively in shares of Pittway Corporation Class A stock. Any contributions or investment gains previously invested in the Pittway Corporation Stock Fund may, at the present time, remain invested in Pittway Stock. These contributions or investment gains may be reinvested in another fund. The Pittway Corporation Stock Fund is no longer available as an investment option for future contributions.

       Penton Media, Inc. Stock Fund invests exclusively in shares of Penton Media, Inc. stock. Investment gains may result from both dividends and increases in the market value of shares. Shares in the Penton Media, Inc. Stock Fund are acquired on the open market at fair market value on the date purchased.

       Participant loans
       -----------------
       Participants may borrow from the fund accounts a minimum of $1,000 not to exceed 50 percent of the vested account balance. Loan repayments are treated as a transfer to the investment funds from the Loan Fund. Participant loans are reflected as a transfer from the respective investment funds to the Loan Fund. Loan terms may not exceed five years. The loans are secured by the balance in the participant's vested account and carry an interest rate equal to the prime rate plus one percent on the date of the loan. Interest rates range from 8.75 percent to 10.50 percent. Principal and interest are paid ratably through payroll deductions.

       Payment of benefits and withdrawals
       -----------------------------------
       A participant may withdraw the account balance by calling Fidelity directly.

       Hardship withdrawals require documentation of an immediate financial need and the withdrawal must meet requirements outlined in the plan document.

       Upon termination of employment or death, the accumulated benefits will be paid to the participant based on the payment election. Participants may elect to receive either a lump sum, a series of installments over a period of time as determined by the plan document, or a combination of the two.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of accounting
       -------------------
       The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

       The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       Use of estimates
       ----------------
       The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

       Investment Valuation and Income Recognition
       -------------------------------------------
       Investments in the AptarGroup, Inc. Stock Fund, Pittway Corporation Stock Fund, and Penton Media, Inc. Stock Fund are valued at quoted market prices at year end. Investments in the Fidelity Magellan Fund, Fidelity Growth and Income Portfolio, Spartan 500 Index Fund (known as Spartan Market Index Fund in 1998), Fidelity Aggressive Growth Fund (known as Fidelity Emerging Growth Fund in 1998) and Fidelity Diversified International Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Fidelity Retirement Government

       Money Market Portfolio and Fidelity Managed Income Portfolio are stated at fair value as determined by the trustee. Participant loans are valued at cost which approximates market value.

       Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

       Payment of Benefits
       -------------------
       Benefits are recorded when paid by the Plan.

       Trustee Expenses and Administrative Expenses
       --------------------------------------------
       Trustee expenses and administrative expenses incurred in the administration of the Plan are paid by the Company.

3.     PARTY-IN-INTEREST TRANSACTIONS

       Party-in-interest transactions consist of loans made to participants, investments in the Fidelity Funds and investments in the Penton Media, Inc. Stock Fund, Pittway Corporation Stock Fund, and AptarGroup, Inc. Stock Fund.

4.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.     INVESTMENTS

       The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                       1999           1998
                                                                       ----           ----

     Fidelity Retirement Gov't Money Market Portfolio,           $   10,948,397   $   9,171,367
          10,948,397 and 9,171,367 shares, respectively

     Fidelity Growth & Income Portfolio                          $   13,603,078   $  13,833,696
          288,512 and 301,782 shares, respectively

     Fidelity Magellan Fund                                      $   21,953,977   $  17,593,988
          160,743 and 145,621 shares, respectively

     Pittway Corporation Stock Fund                              $   12,561,840   $  12,913,686
          280,324 and 390,578 shares, respectively

     Penton Media, Inc. Stock Fund                               $    6,842,115  $    3,971,674
           285,084 and 196,132 shares, respectively

     Fidelity Aggressive Growth Fund (known as Fidelity          $    9,096,105  $           --
      Emerging Growth Fund in 1998) 152,485 shares

                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

       The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,996,861 during 1999 and $14,549,352 during 1998 as follows:

                                          1999                    1998
                                          ----                    ----

       Common Stock                   $   3,973,044           $  7,043,645
       Mutual Funds                       7,023,817              7,505,707
                                      -------------           ------------
       Total                          $  10,996,861           $ 14,549,352
                                      =============           ============

6.     FEDERAL INCOME TAX STATUS

       The Plan has not filed for a favorable determination letter from the Internal Revenue Service that qualifies it under the appropriate section of the Internal Revenue Code (IRC). However, Pittway received a favorable determination letter dated May 22, 1995. Since the Plan was spun-off in the same form the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. As such, the Plan financial statements do not reflect any accruals for federal and state taxes. The Plan is within the remedial amendment period which extends the filing until December 31, 2001.

7.     SUBSEQUENT EVENTS

       On March 15, 2000 Penton sold its Direct Mail segment. Participants in the Plan were given the option to leave the participant balances in the Plan, transfer the balance to a qualified IRA, transfer the balance to a new plan or receive a distribution.

       In February 2000, Pittway was sold to Honeywell International, Inc.
       This transaction has no impact on the Plan financial statements for 1999.

                   PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AT DECEMBER 31, 1999


                           Security Description                 Number of Shares          Cost       Market Value    Interest Rate
----------------------------------------------------------------------------------------------------------------------------------

Fidelity Retirement Government Money Market Portfolio *           10,948,397       $ 10,948,397    $ 10,948,397

Fidelity Managed Income Portfolio *                                2,672,856          2,672,856       2,672,856

Fidelity Growth & Income Portfolio *                                 288,512         11,555,903      13,603,078

Fidelity Aggressive Growth Fund *                                    152,485          5,616,230       9,096,105
     (known as Fidelity Emerging Growth Fund in 1998)

Fidelity Magellan Fund *                                             160,743         16,557,738      21,953,977

Spartan 500 Index Fund *                                              24,502          1,930,512       2,472,053
     (known as Spartan Market Index Fund in 1998)

Fidelity Diversified International Fund *                             76,463          1,356,153       1,959,333

Pittway Corporation Common Stock *                                   280,324          4,609,407      12,561,840

AptarGroup, Inc. Common Stock *                                       11,395             87,547         286,289

Penton Media, Inc. Common Stock *                                    285,084          4,158,378       6,842,115

Participant Loans *                                                                         -         1,464,073     8.75% - 10.50%
                                                                                   ------------    ------------
                                                                                   $ 59,493,121    $ 83,860,116
                                                                                   ============    ============


 *   Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     PENTON MEDIA, INC. RETIREMENT SAVINGS PLAN








     BY:  /s/ JOSEPH G. NECASTRO
         ------------------------
         Joseph G. NeCastro
         Member of Plan Administrative Committee

Date: June 29, 2000